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                                                                    EXHIBIT 99.2

                               [MICOA LETTERHEAD]

November __, 2000

Dear [former policyholder][agent]:

         We are pleased to announce that the board of directors of Mutual Insurance Corporation Of America has unanimously adopted a plan of conversion under which we will convert from a mutual insurance company to a stock insurance company. As part of the conversion process, a new company, American Physicians Capital, Inc., or APCapital, has been formed. APCapital will own MICOA and MICOA will change its name to American Physicians Assurance Corporation.

         A total of 10,000,000 shares of APCapital common stock are being offered in a subscription offering to current policyholders and a concurrent best efforts offering to other select groups. As [a former policyholder][an agent] of MICOA, you are eligible to participate in the best efforts offering, subject to the prior rights of current policyholders and other limitations set forth in the prospectus pursuant to which the stock is being offered. These offerings will expire at ____ p.m. on November __, 2000. Subscriptions received after the offerings expire will not be accepted.

         YOU MAY OBTAIN A COPY OF THE PROSPECTUS DESCRIBING APCAPITAL, MICOA AND THE OFFERINGS BY TELEPHONING THE SUBSCRIPTION AGENT, CHASEMELLON SHAREHOLDER SERVICES, L.L.C., P. O. BOX 1016, NEW YORK, NY 10268-1016, AT 1-888-634-6307.
PLEASE ALLOW AT LEAST ONE WEEK FOR DELIVERY. READ THE PROSPECTUS CAREFULLY BEFORE YOU INVEST.


                                   Sincerely,



                                   William B. Cheeseman
                                   President and Chief Executive Officer



    THIS LETTER IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY COMMON STOCK OF AMERICAN PHYSICIANS CAPITAL, INC. SUCH AN OFFER WILL BE MADE
                         ONLY BY MEANS OF A PROSPECTUS.